Exhibit 99.1

Baidu Announces Pricing of US$950 Million Notes Offering

BEIJING, China, October 6, 2020 /PRNewswire/ — Baidu, Inc. (Nasdaq: BIDU) (“Baidu” or the “Company”), a leading search engine, knowledge and information centered Internet platform and AI company, today announced the pricing of its public offering of US$950 million aggregate principal amount of its notes. The public offering consists of US$650 million of 1.720% notes due 2026 and US$300 million of 2.375% notes due 2030. The notes have been registered under the U.S. Securities Act of 1933, as amended, and are expected to be listed on the Singapore Exchange Securities Trading Limited.

The Company expects to receive net proceeds from the offering of approximately US$945 million, after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds from the offering to repay certain existing indebtedness.

The joint bookrunners of the offering are Goldman Sachs (Asia) L.L.C., BofA Securities, Inc. and J.P. Morgan Securities LLC.

The Company has an effective shelf registration statement on Form F-3 (including a base prospectus) on file with the United States Securities and Exchange Commission (the “SEC”) and has filed a related preliminary prospectus supplement with the SEC for the offering of the notes. When available, the final prospectus supplement for the offering of the notes will be filed with the SEC. The offering is being made only by means of the prospectus supplement and accompanying base prospectus. Before you invest, you should read the prospectus supplement and accompanying base prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any underwriter or dealer participating in the offering will arrange to send an investor the prospectus supplement and accompanying base prospectus if the investor makes such request by calling Goldman Sachs & Co. toll-free at 1-866-471-2526, BofA Securities, Inc. at 1-800-294-1322 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

This announcement is not an offer of the securities for sale in the United States of America and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

About Baidu

Baidu, Inc. is a leading search engine, knowledge and information centered Internet platform and AI company. The Company’s mission is to make the complicated world simpler through technology. Baidu’s American depositary shares (“ADSs”) trade on the Nasdaq Global Select Market under the symbol “BIDU.” Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “is/are likely to” and other similar expressions. Among other things, the description of the proposed offering in this announcement contains forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s proposed use of proceeds from the sale of debt securities; its growth strategies, its future business development, including development of new products and services; results of operations and financial condition, its ability to attract and retain users and customers and generate revenue and profit from its customers; competition in the Chinese Internet search market; competition for online marketing customers and other businesses in which it engages; changes in Baidu’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in Baidu’s annual report on Form 20-F, Form F-3 and other documents filed with the SEC. Baidu does not undertake an obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com